FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Half Year Report for the 108th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 1, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

[English Translation]

Half Year Report for the 108th Fiscal Year

From April 1, 2011 to September 30, 2011

To Our Shareholders,

The first half of the fiscal year proved to be very challenging as the economic and financial market turmoil stemming from the eurozone led to adverse business conditions.

While our Retail and Asset Management divisions remained resilient, the Wholesale division had to contend with subdued secondary market trading volumes and stagnant primary market financing activity. As a result, the Wholesale business reported a significant decline in international revenues despite some contribution from our solutions business.

Given that it is expected to take some time to resolve the eurozone crisis, we plan to recalibrate our operations in EMEA and reallocate management resources on a regional basis. In addition, we will increase cost efficiencies and reduce expenses in order to increase revenues in each of our businesses.

We look forward to your continued support.

Kenichi Watanabe

Director

Group CEO

Nomura Holdings, Inc.

November 2011

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2011 through September 30, 2011)

	(Billions of yen)
	Three months ended June 30, 2011	Three months ended September 30, 2011	Six months ended September 30, 2011
Net revenue	330.4	301.6	632.0
Income (loss) before income taxes	34.4	(44.6)	(10.3)
Net income (loss) attributable to NHI shareholders	17.8	(46.1)	(28.3)

Note: Rounded to the nearest hundred million yen.

Key Points

Retail and Asset Management performed firmly during the first half of the fiscal year. Wholesale was significantly impacted by subdued client activity as the market environment deteriorated due to the eurozone debt crisis. The international business in particular reported a decline in revenues. Meanwhile, client flows increased and the solutions business and Japan-related cross-border transactions contributed to revenues.

Reallocating Resources and Streamlining Operations

We will reallocate resources from EMEA to the Americas and Asia while maintaining our global franchise. In addition, we plan to reduce expenses by a total of 1.2 billion dollars in a firm-wide initiative to lower our break-even point.

Capital (Balance Sheet Indicators as of Sep 30, 2011)

Total assets	36.9 trillion yen
Shareholders’ equity	2.0 trillion yen
Total capital ratio	19.6% (Tier 1 ratio 15.8%)
Liquidity	5.6 trillion yen

We maintain a robust financial position capable of complying with new regulatory requirements for financial institutions.

Dividends

Nomura has declared a dividend of 4 yen per share to shareholders of record as of September 30, 2011.

*For further details on our financial results, please visit www.nomura.com

Retail

	(Billions of yen)
	Three months ended June 30, 2011	Three months ended September 30, 2011	Six months ended September 30, 2011
Net revenue	94.2	84.0	178.2
Income (loss) before income taxes	22.0	10.7	32.7

The Retail division reported net asset inflows of approximately 1.95 trillion yen by offering consulting services and providing solutions matched to each client’s individual needs from a wide range of products across diverse asset classes and currencies.

We continued to expand our branch office network to enhance convenience for our clients. The Tottori Office (Tottori Prefecture) and Imabari Office (Ehime Prefecture) opened in July, the Shonai Office (Yamagata Prefecture) opened in October and the Kamioooka Office (Yokohama City) opened in November. Our nationwide network now consists of 178 branch offices.

Wholesale

	(Billions of yen)
	Three months ended June 30, 2011	Three months ended September 30, 2011	Six months ended September 30, 2011
Net revenue	141.2	79.3	220.6
Income (loss) before income taxes	(14.9)	(73.1)	(88.0)

Fixed Income

•	Amid the unstable global macroeconomic environment, market-wide client transaction volume was low. However, we continued to increase our global client base, resulting in solid client flows.

•	We ranked #1 in Americas FX research by Institutional Investor and Total Derivatives ranked us #1 in yen derivatives.

Equities

•	While investor risk appetite faded on a global level, client revenues continued to grow and we increased our presence in Japanese equities among international investors.

•

We maintained the #1 market share in agency transactions on both the Tokyo Stock Exchange and the London Stock Exchange. Also, Institutional Investor ranked us #1 in Japan equity research and #2 in China equity research.

Investment Banking

•

As revenue opportunities in equity capital markets declined significantly due to the adverse market conditions, revenues were driven by debt underwriting for international issuers, cross-border and other M&A advisory transactions, and client risk solutions businesses.

•	We maintained the #1 ranking in the Japan league tables* for equity and debt underwriting and M&A.

*Source: Thomson Reuters, Thomson DealWatch (January – October 2011)

Asset Management

	(Billions of yen)
	Three months ended June 30, 2011	Three months ended September 30, 2011	Six months ended September 30, 2011
Net revenue	18.8	16.0	34.8
Income (loss) before income taxes	7.4	4.7	12.2

•	Assets under management totaled 22.7 trillion yen (as of September 30, 2011).

•

Asset Management provided products that meet the needs of domestic investors, including an investment trust designed to support recovery efforts following the March 2011 earthquake in Japan, and unit-type investment trusts investing in Japanese equities.

•

Net inflows into Nomura Asset Management’s publicly offered stock investment trusts totaled 630 billion yen in the first half of the fiscal year. Nomura Asset Management retained the leading position in Japan’s publicly offered investment trust market with a market share of 21.9% as of September 30, 2011.

•

In the investment advisory business, we reported an increase in assets and won new mandates from sovereign wealth funds and pension funds primarily in Europe and Asia for products including Japanese equities, Asian equities and global bonds.

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.